Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: June 15, 2021

This document contains screenshots of social media posts regarding the following:

•	Press release: “Origin Materials and Palantir Technologies Form Alliance to Accelerate the World’s Transition to Net Zero Carbon” https://www.originmaterials.com/press-releases/palantir

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Origin Materials and Palantir Technologies Form Alliance to Accelerate the World’s Transition to Net Zero Carbon

Strategic alliance expected to focus on decarbonizing the global materials supply chain

WEST SACRAMENTO, CA and DENVER, CO (June 15, 2021) – Origin Materials (“Origin Materials” or “Origin”), the world’s leading carbon negative materials company, and Palantir Technologies Inc. (“Palantir”) (NYSE: PLTR) today announced the formation of a strategic alliance to accelerate the world’s transition to net zero carbon.

The strategic alliance will focus on decarbonizing the global materials supply chain. Palantir is a software company whose platforms enable organizations to optimize complex and sensitive data environments. Origin Materials plans to deploy Palantir’s Foundry technology to support the acceleration of its internal operations and to help companies decarbonize their supply chains on their journey to net zero.

“Existing supply chains for physical goods are complicated, opaque and carbon-intensive,” said John Bissell, Co-Founder and Co-CEO of Origin Materials. “The carbon-intensity of those supply chains is dominated by the raw materials which comprise physical, end market products. The combination of Palantir’s data integration and modeling capability and Origin’s expertise and technology for the decarbonization of physical raw materials is expected to help enable those complicated, opaque, and carbon-intensive supply chains to become well-managed, transparent, and decarbonized.”

“We are deeply energized by Origin’s meaningful progress against the world’s net zero ambition,” said Shyam Sankar, Chief Operating Officer of Palantir Technologies. “Our platform is uniquely suited to support the decarbonization of complex global supply chains. Customers across dozens of industries are using Foundry to build a carbon-focused common operating picture that allows them to track live emissions, simulate scenarios based on emerging technologies and regulations, and make real-time changes to their business.”

Origin Materials and Palantir are also exploring commercial opportunities that would bring value to their customers across a variety of industries by implementing data-driven strategies to understand, quantify, and reduce environmental impact while building a resilient and profitable business. This supply chain visibility is expected to enable carbon plans that can be applied to financial and regulatory reporting, daily operations, and multi-year business planning. As part of this new strategic alliance to decarbonize the world’s global supply chain, Origin Materials will also become a new Palantir customer.

Origin Materials’ patented technology platform, which turns inexpensive, plentiful and sustainable wood residues into carbon-negative materials, can help revolutionize the production of a wide range of end products, including clothing, textiles, plastics, packaging, car parts, tires, carpeting, toys, and more with a ~$1 trillion addressable market. In addition, Origin Materials’ technology platform is expected to provide stable pricing largely decoupled from the petroleum supply chain, which is exposed to more volatility than supply chains based on sustainable wood residues.

“This strategic partnership with Palantir is expected to deliver significant value to our customers as they factor emissions from materials into their carbon accounting, disclosure and reduction processes,” said

Rich Riley, Co-CEO of Origin Materials. “By integrating Palantir’s enterprise operating system with Origin’s carbon negative technology platform, we can help our customers optimize their decarbonization strategies across their supply chains and at the enterprise level.”

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

On February 17, 2021, Origin Materials and Artius announced a definitive agreement for a business combination that is expected to result in Origin Materials becoming a public company. Upon closing of the transaction, expected in the second quarter of 2021, the combined company will be named “Origin Materials, Inc.” and remain listed on the Nasdaq under the new ticker symbol “ORGN.” The transaction, together with anticipated financing and grants, is expected to fully fund Origin Materials until EBITDA positive, and allow Origin Materials to scale and commence commercial production to begin to meet signed customer offtake and capacity reservations of $1.9 billion across a diverse range of industries.

For more information, visit www.originmaterials.com.

About Palantir Technologies

Palantir Technologies is a software company that builds enterprise data platforms for use by organizations with complex and sensitive data environments. From building safer cars and planes, to discovering new drugs and combating terrorism, Palantir helps customers across the public, private, and nonprofit sectors transform the way they use their data. Additional information is available at https://www.palantir.com.

Important Information for Investors and Shareholders

In connection with the proposed business combination transaction, Artius filed an amended registration statement on Form S-4 (the “Registration Statement”) with the SEC on May 3, 2021, which includes a proxy statement distributed to holders of Artius’ ordinary shares in connection with Artius’ solicitation of proxies for the vote by Artius’ shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’ shareholders and Origin Materials’ stockholders in connection with the proposed transaction. The Registration Statement was declared effective on May 27, 2021, and the definitive proxy statement/prospectus and other proxy materials were mailed on or about June 1, 2021 to Artius’ shareholders of record as of May 19, 2021. Investors and security holders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information, and the benefits of the strategic alliance. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the shareholders of Artius or stockholders of Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ shareholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Artius and Origin Materials presently do not know, or that Artius and Origin Materials currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artius’ and Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Artius and Origin Materials anticipate that subsequent events and developments will cause its assessments to change. However, while Artius and Origin Materials may elect to update these forward-looking statements at some point in the future, Artius and Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artius’ and Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

In addition to as noted above, this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may relate to, but are not limited to, Palantir’s expectations regarding the strategic alliance and the contract, as well as the expected benefits of Palantir’s software platforms. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Forward-looking statements are based on information available at the time those statements are made and were based on current expectations as well as the beliefs and assumptions of Palantir’s management as of that time with respect to future events. Additional information regarding these and other risks and uncertainties is included in the filings Palantir makes with the Securities and Exchange Commission from time to time. Except as required by law, Palantir does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’ shareholders in connection with the proposed business combination. Information about Artius’ directors and executive officers and their ownership of Artius’ securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons who may be deemed participants in the solicitation of proxies in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Materials

Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius

Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

Palantir

Lisa Gordon

media@palantir.com